FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item
1.	Material Event April 24, 2012
1.	Material Event May 28, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE
By:	/s/
Name:	Juan Pedro Santa María
Title:	General Counsel

Date: June 11, 2012

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 147 of Law No. 18,046, Banco Santander Chile informs that in the Board meeting held on April 24, 2012, the Board approved to contract with Banco Santander S.A. a contract to hedge the 5th Cycle of the Stock Plan Linked to Objectives for key personnel.

Regarding this operations, the Board members Lucía Santa Cruz Sutil, Mauricio Larraín Garcés, Oscar von Chrismar Carvajal, Víctor Arbulú Crousillat, Marco Colodro Hadjes, Roberto Zahler Mayanz, Roberto Méndez Torres, Carlos Olivos Marchant, Lisandro Serrano Spoerer and Raimundo Monge expressed that this hedge operation is convenient for the Bank and that the price, terms and conditions of this contract have been made at market prices and in line with the favorable opinion of the Bank’s Audit Committee.

Sincerely,

Claudio Melandri Hinojosa

Chief Executive Officer

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Regulations of the Superintendencia de Bancos e Instituciones Financieras, Banco Santander Chile informs that in the Board meeting held on May 24, 2012, the Board was informed that Juan Manuel Hoyos Martínez de Irujo resigned as Alternate Director as he has assumed a high level position at Santander Brasil.

Sincerely,

Claudio Melandri Hinojosa

Chief Executive Officer